UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of January 2020

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐    No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: January 21, 2020

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK RECEIVES ORDERS FOR 34 SYSTEMS
FROM 5 LEADING CMOS IMAGE SENSORS MANUFACTURERS

Most of the systems will be installed during the first half of 2020

MIGDAL HAEMEK, Israel – January 21, 2020 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced that it has received orders for 34 systems for 2D inspection of CMOS image sensors from five leading manufacturers, of which 25 are from two customers.
Most of the orders are expected to be installed during the first half of 2020.

These orders strengthen Camtek’s position in the 2D inspection field with the EagleT and newly launched EagleTPlus thereby maintaining the company’s position as a leading expert in the inspection of CMOS image sensors.

Ramy Langer, Chief Operating Officer, commented, “Cameras are one of the most critical differentiating components in today’s smart-phones. The increased number of cameras in smart-phones, smaller pixel size and the emerging 5G, which drive new smart-phone manufacturing, are setting new requirements and standards for the inspection of CMOS image sensors. Our longstanding expertise in inspection technologies designed specifically for the CMOS image sensors market, makes the EagleT and EagleT Plus the ultimate inspection tools for this market.”

Rafi Amit, Chief Executive Officer, added, “I am very pleased with the strong start of 2020. These high-volume orders, together with other orders we have recently received for other applications, signal a positive change in the trends in our market, demonstrating the growing demand for inspection and metrology equipment and improving our visibility for the first half of 2020.”

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the mid end of the semiconductor industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at www.camtek.com
This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.